NetSol Technologies, Inc.

24025 Park Sorrento, Suite 410

Calabasas, CA 91302

February 3, 2015

Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	NetSol Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed September 16, 2014
File No. 000-22773

Dear Mr. Krikorian:

Form 10-K for the Fiscal Year Ended June 30, 2014

Note 7. Property, Plant and Equipment, page F-20 Summary of Significant Accounting Policies

(1) Properties and Equipment, page F-12

1.	We note your response to prior comment 2 with respect to your computer equipment. Please tell us the estimated useful life over which you depreciate each other class of property and equipment. Quantify the amount of depreciation expense and accumulated depreciation on each other class of property and equipment during fiscal 2014 and 2013.

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Response:

The Company uses different depreciation rates for each class of assets depending upon the economic benefit associated with them. The estimated useful life ranges between three to twenty years. The table below provides the estimated life for depreciating each asset class and the depreciation expense and accumulated depreciation recorded for all other assets classes for fiscal years 2014 and 2013.

		Depreciation Expense		Accumulated Depreciation
Class of Asset	Rate	2014	2013	2014	2013
Office Furniture and Equipment
Furniture and Fixture	5 to 10 years	$72,599	$188,172	$1,169,429	$1,405,811
Office Equipment	5 to 10 years	$16,744	$16,953	$91,319	$93,676
Electric Fittings	10 years	$2,636	$14,401	$25,049	$44,120
Generator	10 years	$15,891	$2,473	$83,970	$80,079
Air Conditioners	10 years	$7,025	$14,429	$30,639	$27,246
Total Office Furniture and Equipment		$114,895	$236,428	$1,400,406	$1,650,933
Building	20 Years	$141,748	$73,457	$911,306	$746,747
Autos	5 Years	$83,900	$78,767	$574,413	$422,069
Assets under capital leases	3 to 10 Years	$304,195	$170,943	$469,336	$350,048
Improvements	5 to 10 years	$36,478	$58,696	$266,872	$287,550

Total		$681,216	$618,291	$3,622,333	$3,457,347

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Note 8. Intangible Assets, page F-21

2.	We note your response to prior comment 3. Please describe in greater detail when you completed all planning, designing, coding and testing activities that were necessary to establish that the NFS Ascent product could be produced to meet its design specifications including functions, features, and technological performance requirements. Explain in greater detail how you satisfied each of the criteria in ASC 985-20-25-2(a). Clarify when technological feasibility was established for each difference module including the credit Application process, Credit Management System, Wholesale Finance System, Dealer Access System and Fleet Management System. Provide us with your August 2007 internal report that indicates technological feasibility was established for the NFS Ascent product. Describe the nature of the capitalized costs each year related to employees engaged in development, costs of consultants and other directly related costs incurred in developing the computer software. Explain why your NFS Ascent product was not available for general release to customers until approximately seven years after technological feasibility was established. In addition, provide a more detailed explanation why you believe ten years represents the estimated useful life over which to amortize the NFS Ascent costs.

Response:

To ensure that we answered each of your above questions thoroughly, we divided your comment 2 into six separate comments (a –f).

Comment 2a

Please describe in greater detail when you completed all planning, designing, coding and testing activities that were necessary to establish that the NFS Ascent product could be produced to meet its design specifications including functions, features, and technological performance requirements.

Response 2a

NFS Ascent (R2 or BlueStar) is the next generation version of the legacy software NetSol Financial Suite (also named R1 or NFS, earlier called LeaseSoft). Both NFS Ascent and NFS R1 are end-to-end financial ERP solutions specializing in the lease and finance domain. The R1 product had been offered to customers since 1999.

* * *

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Comment 2b

Explain in greater detail how you satisfied each of the criteria in ASC 985-20-25-2(a). Clarify when technological feasibility was established for each difference module including the credit Application process, Credit Management System, Wholesale Finance System, Dealer Access System and Fleet Management System.

Response 2b

ASC 985-20-25-2 states that technological feasibility of a computer software product is established when the entity has completed all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements. Paragraph 2(a) list three activities that the entity should perform as evidence that technological feasibility has been established. These three activities are as follows:

1. The product design and the detail program design have been completed, and the entity has established that the necessary skills, hardware, and software technology are available to the entity to produce the product.

2. The completeness of the detail program design and its consistency with the product design have been confirmed by documenting and tracing the detail program design to product specifications.

3. The detail program design has been reviewed for high-risk development issues (for example, novel, unique, unproven functions and features or technological innovations), and any uncertainties related to identified high-risk development issues have been resolved through coding and testing.

* * *

Comment 2c

Provide us with your August 2007 internal report that indicates technological feasibility was established for the NFS Ascent product.

Response 2c

* * *

Comment 2d

Describe the nature of the capitalized costs each year related to employees engaged in development, costs of consultants and other directly related costs incurred in developing the computer software.

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Response 2d

* * *

Comment 2e

Explain why your NFS Ascent product was not available for general release to customers until approximately seven years after technological feasibility was established

Response 2e

* * *

Comment 2f

In addition, provide a more detailed explanation why you believe ten years represents the estimated useful life over which to amortize the NFS Ascent costs.

Response 2f

* * *

If you have any further comments and/or questions, please contact the undersigned, or Patti L. W. McGlasson, Sr. V.P. Legal and Corporate Affairs, General Counsel and Corporate Secretary at (818) 222-9195.

Sincerely,

/s/ Najeeb Ghauri
Najeeb Ghauri
Chief Executive Officer

cc: Roger Almond, CFO

Patti L. W. McGlasson

* * * The response and related documents have been provided supplementally to the SEC

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